# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LUXFER HOLDINGS PLC, CIK 0001096056
CUSIP: G5698W116
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: LUMNS LANE, MANCHESTER, United Kingdom (X0), M27 8LN
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001418660

## Reporting persons
- MANAGED ACCOUNT ADVISORS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 1,328,104; shared dispositive power 172,121; aggregate amount beneficially owned 1,500,225 (5.6% of the class)
  Comment: 1. The security CUSIP corresponds to Luxfer Holdings PLCs CUSIP International Numbering System (CINS) of the common stock.
  2. The beneficial ownership calculation relies on the 26,759,241 outstanding shares disclosed in the Form 10-Q by the issuer on July 28, 2026, which reports share totals as of June 28, 2026.

## Item 1. Issuer
Name of issuer: LUXFER HOLDINGS PLC
Address of issuer's principal executive offices: LUMNS LANE, MANCHESTER, UNITED KINGDOM, M27 8LN.

## Item 2. Person Filing
Name of person filing: MANAGED ACCOUNT ADVISORS LLC
Address of principal business office or, if none, residence:
101 HUDSON STREET
9TH FLOOR
JERSEY CITY, NJ 07302
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,500,225.00
Percent of class: 5.6%
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 1,328,104.00
Shared power to dispose or to direct the disposition: 172,121.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- MANAGED ACCOUNT ADVISORS LLC: /s/ Monica Yako, Authorized Signatory (08/12/2026)